                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


                                  (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended           December 31, 1996
                               -------------------------------------------------

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from          to
                                    --------    --------



     Commission file number           1-13940
                            ----------------------------------------------------




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     EVEREN Capital Corporation
     77 West Wacker Drive
     Chicago, Illinois  60601-1694

EVEREN CAPITAL CORPORATION 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------------------
                                                                                   Page
INDEPENDENT AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of
  December 31, 1996 and 1995                                                         2

 Statement of Changes in Net Assets Available for Benefits for the
  Year Ended December 31, 1996                                                       3

 Notes to Financial Statements                                                    4-15

SUPPLEMENTAL SCHEDULES:

 Item 27a - Schedule of Assets Held for Investment Purposes - Schedule I         16-17

 Item 27d - Schedule of Reportable Transactions - Schedule II                       18

INDEPENDENT AUDITORS' REPORT


The Administrative Committee of
EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic 1996 financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1996 financial statements taken as a whole.

The schedules of assets held for investment purposes and of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the Plan custodian or sold during the year. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Deloitte & Touche LLP
Chicago, Illinois
June 19, 1997

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                       1996              1995
ASSETS:
 Investments, at fair value (Note 3):
  Mutual funds                                     $155,198,001      $162,931,912
  EVEREN common stock                               236,485,855       119,601,966
  Kemper Corp. stock                                          -           994,859
  Self-Directed U.S. Government account              12,591,844        14,225,343
  Loans to participants (Note 1)                      1,415,688         1,440,043
                                                   ------------      ------------
     Total investments                              405,691,388       299,194,123

  Employer contribution receivable                      260,136           243,625
                                                   ------------      ------------
     Total assets                                   405,951,524       299,437,748

LIABILITIES:
 Loan payable to EVEREN                                       -        22,874,726
                                                   ------------      ------------
     Total liabilities                                        -        22,874,726
                                                   ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS                  $405,951,524      $276,563,022
                                                   ============      ============


See notes to financial statements.

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

INVESTMENT INCOME:
 Interest and dividends                                            $  3,390,573
 Net appreciation in fair value of investments                      154,021,440
                                                                   ------------
      Total investment income                                       157,412,013

ADDITIONS:
 Employer contributions                                              10,927,267
 Employee contributions                                              12,167,835
 Rollovers                                                            1,521,024
 Transfers between funds - net                                           19,810
 Loan repayments                                                        685,981
                                                                   ------------
      Total additions                                                25,321,917
                                                                   ------------
                                                                    182,733,930

DEDUCTIONS:
 Benefits paid to participants                                      (50,471,714)
 Forfeitures                                                         (2,729,072)
 Investment management fees                                            (144,642)
                                                                   ------------
      Total deductions                                              (53,345,428)
                                                                   ------------
NET INCREASE                                                        129,388,502

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                  276,563,022
                                                                   ------------

 End of year                                                       $405,951,524
                                                                   ============

See notes to financial statements.

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is maintained by EVEREN Capital Corporation ("EVEREN") to enable eligible employees of EVEREN and its affiliates to acquire stock ownership interests in EVEREN and to accumulate funds for their future security by electing to make income deferral contributions and by sharing in employer contributions to the Plan. The Plan, as amended and restated effective as of September 1, 1995, is a continuation of the Kemper Securities, Inc. Profit Sharing Plan. The Plan is a profit-sharing plan subject to the provisions of Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and contains a cash or deferred arrangement qualified under Section 401(k) of the Code. A portion of the Plan also constitutes an employee stock ownership plan that is designed to invest primarily in common stock of EVEREN and is subject to the provisions of the applicable requirements of Sections 401(a), 409, and 4979(e)(7) of the Code and
     Section 407(d)(6) of Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is funded through the EVEREN Capital Corporation 401(k) and Employee Stock Ownership Trust (the "Trust"), formerly known as the Kemper Securities, Inc. Profit Sharing Trust.

     Each active participant in the Plan on October 1, 1995 had a one-time opportunity to invest a portion of the participant's account in common stock of EVEREN pursuant to the Founders' Offering. Subject to the limitations of the Code and the terms of the Plan, EVEREN contributed to the Plan an amount equal to one-half of the amount invested by participants in common stock of EVEREN pursuant to the Founders' Offering, with the amount subject to the employer contribution limited to the lesser of 40% of the participant's 1995 compensation (limited to $150,000, as provided in the Plan) or $60,000. This Employer Founders' Stock Contribution, as defined, was credited to the participants' accounts in two parts: 50% of the amount was credited to eligible participants employed by EVEREN on December 31, 1995, and 50% of the amount was credited to eligible participants employed by EVEREN on March 31, 1996.

     Contributions - Eligible participants may elect to make pretax contributions between 1% and 10% of the participant's annual earnings for such Plan year. Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or contribution plans. Participating Employers, as defined under the Plan, will make periodic contributions to the Plan equal to 50% of the first 5% of compensation an eligible participant contributes to the Plan. In addition to these matching contributions, the Participating Employers may also make discretionary contributions to the Plan in an amount determined by EVEREN. Contributions are subject to certain limitations.

   Plan Administration - EVEREN is the sponsor of the Plan and has appointed an administrative committee to control and manage the operations and administration of the Plan. LaSalle National Bank ("LaSalle") serves as the trustee of the Plan's assets. Comerica Bank-Illinois ("Comerica") served as trustee through July 31, 1996. As Comerica's trust business was acquired by LaSalle, LaSalle became the trustee effective August 1, 1996.

   Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of EVEREN's contributions and Plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting - Participant contributions and investment earnings thereon are 100% vested at all times. In the event of death, total and permanent disability, or normal retirement, 100% of such participant's account balance at the end of the calendar period in which such event occurs (valuation date) is paid to the participant or to his/her beneficiary. For participants who terminate for reasons other than the above, the benefit paid to the participant is equal to the entire amount credited to the participant's account as participant contributions and investment earnings thereon, plus the entire amount credited to the rollover account (if any), plus an amount equal to the vested percentage of the participant's employer contributions and investment earnings thereon, determined in accordance with the appropriate schedule as stated in the Plan document. Employer contributions vest over the first five or seven years of service.

   Forfeitures - The nonvested portion, if any, of a participant's employer contributions is immediately forfeited by that participant and is applied to reduce future employer matching or discretionary contributions otherwise required under the Plan in the Plan year in which the participant's termination date occurs or as soon thereafter as practical, or to pay principal and interest due on an acquisition loan, as defined, or to pay administrative expenses of the Plan and Trust. However, if a terminated participant is rehired prior to five consecutive one-year breaks in service, as defined, the previously forfeited amount would be reinstated to the participant's account out of the current year outstanding forfeitures and, if necessary, from special employer contributions made for this purpose, within a reasonable amount of time after repayment by the participant of the entire amount of his or her previous distribution.

   Investment Options - Upon enrollment in the Plan, a participant may direct or transfer employee contributions into any of the following investment options:

     The Balanced Fund ("CISA")                 The Global Equity Fund ("Scudder")
     The Equity Fund ("Systematic")             Strong Government Securities Fund
     Self-Directed U.S. Government Account      Founders Balanced Fund
     Franklin Balance Sheet Investment Fund     INVESCO - Value Equity Fund
     Scudder Global Equity Fund                 AIM Constellation A Fund
     Templeton Foreign 1 Fund                   Mentor Growth Fund A
     Fidelity Market Index (S&P Index) Fund     Mentor Strategy Fund A
     Hotchkis & Wiley Equity Income Fund


        Kemper High Yield Fund                                      Kemper Dreman Small Cap Value Fund
        Kemper International Fund                                   Kemper Income and Capital Preservation Fund
        Kemper Growth Fund                                          Kemper Money Market Fund - Government
        Kemper Total Return Fund                                    Securities Portfolio
        Kemper U.S. Government Securities Fund                      Kemper Global Income Fund
        Kemper Small Capitalization and Equity Fund                 Kemper Blue Chip Fund
        Kemper Dreman Contrarian Fund                               Kemper Technology Fund
        Kemper Dreman High Return Fund                              Kemper Money Market Portfolio Fund
        Kemper Diversified Income Fund                              Kemper Adjustable Rate U.S. Government
                                                                      Income Fund

     Payment of Benefits - Upon termination of service, a participant may be paid in the form of a lump-sum payment or installments, or may elect to have payment of all or a portion of the participant's account balance deferred (but not beyond the year the participant reaches age 70-1/2). If the participant's vested account balance is $3,500 or less, the participant will be paid in the form of a lump-sum payment.

     Active participants who have reached the age of 59-1/2 may elect to receive, in the form of a lump-sum payment, all or a portion of their vested account balances as of September 30, 1995 less subsequent withdrawals.

     Special provisions apply to distributions of EVEREN common stock from the Plan. Plan participants generally are not entitled to distributions of their benefits invested in EVEREN common stock until they terminate employment with EVEREN. For participants whose employment terminates for reasons other than retirement or death, distribution of the vested portion of their EVEREN common stock account does not begin until one year after the end of the Plan year that is the fifth Plan year following the Plan year during which their employment terminated (or, if later, one year after the end of the Plan year in which loans used to acquire shares of EVEREN common stock allocated to their accounts are paid in full). Distribution of the vested portion of the EVEREN common stock held on behalf of participants who retire or die will begin no later than one year following the end of the Plan year in which they retire or die.

     Expenses - Administrative expenses of the Plan are paid by EVEREN. Management fees for The Balanced Fund, The Equity Fund, and The Global Equity Fund are paid on a prorata basis by participants within those funds. Management fees for 1996 for The Balanced Fund, The Equity Fund, and The Global Equity Fund were $88,706, $18,228, and $37,708, respectively.

     Loans to Participants - Loans to participants are permitted under the provisions of the Plan document. Certain predecessor plans that were merged into the Plan also allowed participants to borrow funds. Therefore, there are certain loans outstanding to participants which will be repaid according to the original loan agreement from the predecessor plan. Loans made under the current Plan provisions shall specify a payment period of from one to five years and charge interest at a rate of prime plus 1%. On termination, any outstanding loans must be fully repaid prior to complete distribution of benefits. Distributions made for current year loans are included in the benefits paid to participants on the statement of changes in net assets available for benefits.

     Hardship Withdrawals - Participants may elect to take hardship withdrawals of their income deferral contributions. Hardship withdrawals are allowed in accordance with provisions documented in the Plan document.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

     Use of Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     Investments - The EVEREN common stock was valued at fair value determined by independent appraisers until the initial public offering on October 8, 1996. Subsequent to the initial public offering, the EVEREN common stock was valued at fair market value determined by quoted market prices. Loans to participants are valued at cost which approximates fair value. The remaining investments are recorded at fair market value determined by quoted market prices. Investment transactions and the related revenue and expense are recorded on a trade-date basis.

     Plan Termination/Merger - Although it has not expressed any intent to do so, EVEREN has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     Tax Status - The Plan has received a latest determination letter, dated December 31, 1996, in which the Internal Revenue Service stated that the Plan and related Trust was designed in compliance with applicable requirements of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Reclassifications - Certain prior year amounts have been reclassified to conform with 1996 financial statement presentation.

3.   INVESTMENTS

     The Trustee serves as the custodian of all of the Plan's assets. The following table presents the fair value of investments as of December 31, 1996 and 1995. The Plan's investments which exceeded 5% of net assets available for benefits are separately identified.


                                                                             1996                    1995
        Investments at fair value:
          Kemper Technology Fund                                        $  6,945,576            $  5,043,650
          Kemper Total Return Fund                                         4,145,783               6,326,070
          Kemper Growth Fund                                              10,484,353              13,492,710
          Kemper Small Capitalization and Equity Fund                      7,789,945              11,306,300
          Kemper Income and Capital Preservation Fund                      1,900,995               2,161,962
          Kemper Money Market Portfolio                                           --               6,291,849
          Kemper High Yield Fund                                           9,225,076               8,900,871
          Kemper Diversified Income Fund                                          --               1,383,760
          Kemper Money Market Fund -
            Government Securities Portfolio                               53,824,722  *           36,113,264  *
          Kemper U.S. Government Securities Fund                           3,290,671               5,199,176
          Kemper International Fund                                        7,756,506               9,871,131
          Kemper Adjustable Rate U.S. Government Income Fund                      --                 314,614
          Kemper Blue Chip Fund                                            2,991,069               2,681,755
          Kemper Global Income Fund                                        1,843,641               2,052,602
          Kemper Dreman Contrarian Fund                                    2,115,081                 250,677
          Kemper Dreman High Return Fund                                  10,063,382                 529,381
          Kemper Dreman Small Cap Value Fund                               8,663,787                 481,223
          Strong Government Securities                                       662,620                      --
          Founders Balanced Fund                                           1,747,995                      --
          INVESCO-Value Equity                                             1,586,007                      --
          AIM Constellation Fund                                           6,294,821                      --
          Mentor Growth Fund                                               1,229,080                      --
          Hotchkis & Wiley Income Fund                                       255,538                      --
          Franklin Balance Sheet Investment Fund                             952,800                      --
          Scudder Global Equity Fund                                       2,893,263                      --
          Templeton Foreign 1 Fund                                         5,104,270                      --
          Fidelity Market Index                                            1,658,502                      --
          Mentor Strategy Fund                                             1,772,518                      --
          Self-Directed U.S. Government Account                           12,591,844              14,225,343  *
          Kemper Corp. common stock (A)                                           --                 994,859
          CISA - The Balanced Fund                                                --              37,880,534  *
          Scudder - The Global Equity Fund                                        --               6,358,904
          Systematic - The Equity Fund                                            --               6,291,479
          EVEREN common stock                                            236,485,855  *          119,601,966  *
                                                                        ------------            ------------

                                                                         404,275,700             297,754,080

Loans to participants                                                      1,415,688               1,440,043
                                                                        ------------            ------------

Total investment at fair value                                          $405,691,388            $299,194,123
                                                                        ============            ============

*   Represents 5% or more of the Plan's net assets available for benefits.

(A) At December 31, 1995, $994,859 represents investments held in a short-term money market fund.

     At December 31, 1996, the Plan held 10,569,200 shares of EVEREN common stock, net of forfeitures, all of which were allocated to participants. At December 31, 1995, the Plan held 11,105,104 shares of EVEREN common stock, including 7,677,938 allocated shares and 3,427,166 unallocated shares. At December 31, 1996 and 1995, EVEREN had 16,611,889 and 11,496,970 shares of common stock outstanding, respectively, including the shares held by the Plan.

4.   LOAN PAYABLE TO EVEREN

     In September 1995, the Plan borrowed $55,000,000 from EVEREN. The proceeds of the loan were used to purchase 8,040,306 shares of EVEREN common stock. On October 30, 1996, the loan balance was paid in full. The loan bore interest based on the three-month LIBOR and was secured by the unallocated EVEREN common stock held by the Plan.

5.   BY FUND INFORMATION

     The changes in net assets available for benefits on a by fund basis for the year ended December 31, 1996 are as follows:

                                                                                         Kemper          Kemper         Kemper
                                                                                          Small          Income          Money
                                              Kemper         Kemper         Kemper    Capitalization   and Capital      Market
                                            Technology    Total Return      Growth         and         Preservation    Portfolio
                                               Fund           Fund           Fund       Equity Fund        Fund           Fund
     Additions:
      Investment income:
       Interest and dividends               $     5,485    $    75,574    $       633    $     4,283    $  89,446     $   182,802
       Net appreciation (depreciation)        1,331,406        856,821      1,971,011      1,516,325      (63,324)
      Contributions:
       Employer
       Employee                                 991,243        651,665      1,970,712      1,448,616       197,424        677,533
       Rollovers                                172,581         78,236        162,018        147,216        12,073         11,104
       Transfer between funds - net             629,657     (2,350,948)    (4,487,701)    (4,424,205)     (230,205)    (6,053,112)
       Loan repayments                           56,066         43,001         91,694         66,747        11,934         39,873
       Allocation of EVEREN
        common stock
                                            -----------    -----------    -----------    -----------    ----------    -----------
      Total additions                         3,186,438       (645,651)      (291,633)    (1,241,018)       17,369     (5,141,800)

      Deductions:
       Benefits paid to participants         (1,277,485)    (1,529,838)    (2,701,814)    (2,262,217)     (277,091)    (1,146,256)
       Forfeitures                               (7,027)        (4,798)       (14,910)       (13,120)       (1,245)        (3,793)
       Investment management fees
                                            -----------    -----------    -----------    -----------    ----------    -----------
      Total deductions                       (1,284,512)    (1,534,636)    (2,716,724)    (2,275,337)     (278,336)    (1,150,049)
                                            -----------    -----------    -----------    -----------    ----------    -----------
      Net increase (decrease)                 1,901,926     (2,180,287)    (3,008,357)    (3,516,355)     (260,967)    (6,291,849)

      Net assets available for benefits:
       Beginning of year                      5,043,650      6,326,070     13,492,710     11,306,300     2,161,962      6,291,849
                                            -----------    -----------    -----------    -----------    ----------    -----------
       End of year                          $ 6,945,576    $ 4,145,783    $10,484,353    $ 7,789,945    $1,900,995    $         -
                                            ===========    ===========    ===========    ===========    ==========    ===========

                                                                           Kemper         Kemper                        Kemper
                                                             Kemper     Money Market       U.S.                       Adjustable
                                              Kemper       Diversified    U.S. Govt.    Government        Kemper      Portfolio
                                            High Yield       Income       Securities    Securities    International   U.S. Govt.
                                               Fund           Fund           Fund          Fund            Fund       Income Fund
     Additions:
      Investment income:
       Interest and dividends               $   500,706    $    86,998    $ 1,962,944    $   210,301   $    3,289     $    10,589
       Net appreciation (depreciation)          503,565        (26,200)                      (91,935)   1,561,452          (2,373)
      Contributions:
       Employer
       Employee                                 602,338        130,977      2,017,437        266,620     1,379,567         51,129
       Rollovers                                 47,838         29,674         65,322         25,589       108,388
       Transfer between funds - net             410,994     (1,555,403)    27,656,435       (293,518)   (3,326,818)      (367,758)
       Loan repayments                           62,551          3,428        112,724          7,730        62,609          2,293
       Allocation of EVEREN
        common stock
                                            -----------    -----------    -----------    -----------   -----------    -----------
      Total additions                         2,127,992     (1,330,526)    31,814,862        124,787      (211,513)      (306,120)

      Deductions:
       Benefits paid to participate          (1,797,352)       (53,058)   (14,054,969)    (2,028,586)   (1,896,261)        (8,466)
       Forfeitures                               (6,435)          (176)       (48,435)        (4,706)       (6,851)           (28)
       Investment management fees
                                            -----------    -----------    -----------    -----------   -----------    -----------
      Total deductions                       (1,803,787)       (53,234)   (14,103,404)    (2,033,292)   (1,903,112)        (8,494)
                                            -----------    -----------    -----------    -----------   -----------    -----------
      Net increase (decrease)                   324,205     (1,383,760)    17,711,458     (1,908,505)   (2,114,625)      (314,614)

      Net assets available for benefits:
       Beginning of year                      8,900,871      1,383,760     36,113,264      5,199,176     9,871,131        314,614
                                            -----------    -----------    -----------    -----------   -----------    -----------
       End of year                          $ 9,225,076    $         -    $53,824,722    $ 3,290,671   $ 7,756,506    $         -
                                            ===========    ===========    ===========    ===========   ===========    ===========

                                     -10-

                                                                                             Kemper         Kemper
                                                              Kemper         Kemper          Dreman         Dreman        Strong
                                             Kemper           Global         Dreman           High           Small       Government
                                           Blue Chip          Income       Contrarian        Return        Cap Value     Securities
                                              Fund             Fund           Fund            Fund            Fund          Fund
Additions:
 Investment income:
  Interest and dividends                  $   15,783       $  197,349      $    7,187     $    14,212     $   22,992
  Net appreciation (depreciation)            785,843           22,116         166,657       1,026,127        799,384     $  16,692
Contributions:
 Employer
 Employee                                    519,739          162,570         126,461         293,457        336,871         3,136
 Rollovers                                   106,210            9,268           1,880         125,463        141,819
 Transfers between funds-net                (491,296)        (243,899)      1,710,350       8,747,187      7,396,446       642,470
 Loan repayments                              28,276            8,612          10,646          36,060         13,361           383
 Allocation of EVEREN
  common stock
                                          ----------       ----------      ----------     -----------     ----------      --------

Total additions                              964,555          156,016       2,023,181      10,242,506      8,710,873       662,681

Deductions:
 Benefits paid to participants              (652,461)        (363,294)       (158,189)       (705,724)      (526,463)          (61)
 Forfeitures                                  (2,780)          (1,683)           (588)         (2,781)        (1,846)
 Investment management fees
                                          ----------       ----------      ----------     -----------     ----------      --------

Total deductions                            (655,241)        (364,977)       (158,777)       (708,505)      (528,309)          (61)
                                          ----------       ----------      ----------     -----------     ----------      --------

Net increase (decrease)                      309,314         (208,961)      1,864,404       9,534,001      8,182,564       662,620

Net assets available for benefits:
 Beginning of year                         2,681,755        2,052,602         250,677         529,381        481,223            --
                                          ----------       ----------      ----------     -----------     ----------      --------

 End of year                              $2,991,069       $1,843,641      $2,115,081     $10,063,382     $8,663,787      $662,620
                                          ==========       ==========      ==========     ===========     ==========      ========

                                                                                                                         (Continued)


                                                             INVESCO                                      Hotchkis         Franklin
                                            Founders           Value          AIM            Mentor        & Wiley         Balance
                                            Balanced          Equity     Constellation       Growth     Equity Income       Sheet
                                              Fund             Fund           Fund            Fund           Fund           Fund
Additions:
 Investment income:
  Interest and dividends
  Net appreciation (depreciation)         $   68,908       $   63,385      $   73,772                      $  17,927     $  55,166
Contributions:
 Employer
 Employee                                     23,959           25,085         146,866                          2,341        14,959
 Rollovers                                    46,556              125         109,048                          3,751        10,818
 Transfers between funds-net               1,605,930        1,504,332       5,969,382      $1,229,080        231,519       871,333
 Loan repayments                               4,735              580          10,003                                        1,304
 Allocation of EVEREN
  common stock
                                          ----------       ----------      ----------      ----------       --------      --------

Total additions                            1,750,088        1,593,507       6,309,071       1,299,080        255,538       953,580

Deductions:
 Benefits paid to participants                (2,053)          (7,500)        (14,230)                                        (780)
 Forfeitures                                     (40)                             (20)
 Investment management fees
                                          ----------       ----------      ----------      ----------       --------      --------

Total deductions                              (2,093)          (7,500)        (14,250)                                        (780)
                                          ----------       ----------      ----------      ----------       --------      --------

Net increase (decrease)                    1,747,995        1,586,007       6,294,821       1,229,080        255,538       952,800

Net assets available for benefits:
 Beginning of year                                --               --              --              --             --            --
                                          ----------       ----------      ----------      ----------       --------      --------

 End of year                              $1,747,995       $1,586,007      $6,294,821      $1,229,080       $255,538      $952,800
                                          ==========       ==========      ==========      ==========       ========      ========

                                                                                                                         (Continued)

                                     -12-


                                        Scudder                      Fidelity                       Self-
                                         Global       Templeton       Market        Mentor         Directed
                                         Equity       Foreign 1       Index        Strategy       U.S. Govt.        Participant
                                          Fund           Fund          Fund          Fund           Account            Loans
Additions:
 Investment income
  Interest and dividends
  Net change in appreciation
   (depreciation)                     $  142,660      $  307,580     $  105,531                  $   916,960
Contributions:
 Employer
 Employee                                 20,639          70,326         36,165
 Rollovers                                 4,053         101,110            884
 Transfers between funds--net          2,723,046       4,626,722      1,514,109    $1,772,518       (270,452)        $  676,960
 Loan repayments                           3,280           5,389          2,702
 Allocation of EVEREN
  common stock
                                      ----------      ----------     ----------    ----------    -----------         ----------

Total additions                        2,893,678       5,111,127      1,659,391     1,772,518        646,508            676,960

Deductions:
 Benefits paid to participants              (415)         (6,565)          (889)                  (2,280,007)          (701,315)
 Forfeitures                                                (292)
 Investment management fees
                                      ----------      ----------     ----------    ----------    -----------         ----------

Total deductions                            (415)         (6,857)          (889)                  (2,280,007)          (701,315)
                                      ----------      ----------     ----------    ----------    -----------         ----------

Net increase (decrease)                2,893,263       5,104,270      1,658,502     1,772,518     (1,633,499)           (24,355)

Net assets available for benefits:
 Beginning of year                             -               -              -             -     14,225,343          1,440,043
                                      ----------      ----------     ----------    ----------    -----------         ----------
 End of year                          $2,893,263      $5,104,270     $1,658,502    $1,772,518    $12,591,844         $1,415,688
                                      ==========      ==========     ==========    ==========    ===========         ==========

                                                                                                                     (Continued)



                                                                        Global
                                           Kemper       Balanced        Equity          Equity
                                            Corp.         Fund           Fund            Fund
                                            Stock        (CISA)        (Scudder)     (Systematic)
Additions:
 Investment income:
  Interest and dividends
  Net appreciation (depreciation)         $  23,076    $  3,479,230   $   617,643    $     235,299
Contributions:
 Employer
 Employee
 Rollovers
 Transfers between funds-net               (256,027)    (33,615,242)   (6,269,333)      (5,517,799)
 Loan repayments
 Allocation of EVEREN
  common stock
                                          ---------    ------------   -----------    -------------

Total additions                            (232,951)    (30,136,012)   (5,651,690)      (5,282,500)

Deductions:
 Benefits paid to participants             (348,336)     (7,655,228)     (668,860)        (987,671)
 Forfeitures                               (413,572)           (588)         (646)          (3,080)
 Investment management fees                                 (88,706)      (37,708)         (18,228)
                                          ---------    ------------   -----------    -------------

Total deductions                           (761,908)     (7,744,522)     (707,214)      (1,008,979)
                                          ---------    ------------   -----------    -------------

Net increase (decrease)                    (994,859)    (37,880,534)   (6,358,904)      (6,291,479)

Net assets available for benefits:
 Beginning of year                          994,859      37,880,534     6,358,904        6,291,479
                                          ---------    ------------   -----------    -------------
End of year                               $     -      $        -     $       -      $         -
                                          =========    ============   ===========    =============


                                                                                       (Continued)

                                        EVEREN         EVEREN
                                        Common         Common          EVEREN
                                         Stock          Stock        Preferred
                                      Unallocated     Allocated        Stock           Total
Additions:
 Investment income
  Interest and dividends                                                            $  3,390,573
  Net appreciation (depreciation)    $  9,843,050     $127,614,279     $ 83,407      154,021,440
Contributions:
 Employer                              10,927,267                                     10,927,267
 Employee                                                                             12,167,835
 Rollovers                                                                             1,521,024
 Transfers between funds-net                               (72,468)     (72,497)          19,810
 Loan repayments                                                                         685,981
 Allocation of EVEREN
  common stock                        (35,049,794)      35,049,794
                                     ------------     ------------     --------     ------------

Total additions                       (14,279,477)     162,591,605       10,910      182,733,930

Deductions:
 Benefits paid to participants                          (6,347,370)     (10,910)     (50,471,714)
 Forfeitures                                            (2,189,632)                   (2,729,072)
 Investment management fees                                                             (144,642)
                                     ------------     ------------     --------     ------------

Total deductions                                        (8,537,002)     (10,910)     (53,345,428)
                                     ------------     ------------     --------     ------------

Net increase (decrease)               (14,279,477)     154,054,603          -        129,388,502

Net assets available for benefits:
 Beginning of year                     14,279,477       82,691,388          -        276,563,022
                                     ------------     ------------     --------     ------------
End of year                          $        -       $236,745,991     $    -       $405,951,524
                                     ============     ============     ========     ============

                                                                                      (Concluded)

                                    ******

                                                                      SCHEDULE I

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                Current
                Description                             Cost     Value
MUTUAL FUNDS:
 Kemper Technology Fund                                 (A)      $  6,945,576
 Kemper Total Fund                                      (A)         4,145,783
 Kemper Growth Fund                                     (A)        10,484,353
 Kemper Small Capitalization and Equity Fund            (A)         7,789,945
 Kemper Income and Capital Preservation Fund            (A)         1,900,995
 Kemper High Yield Fund                                 (A)         9,225,076
 Kemper Money Market Fund-Government
  Securities Portfolio                                  (A)        53,824,722
 Kemper U.S. Government Securities Fund                 (A)         3,290,671
 Kemper International Fund                              (A)         7,756,506
 Kemper Blue Chip Fund                                  (A)         2,991,069
 Kemper Global Income Fund                              (A)         1,843,641
 Kemper Dreman Contrarian Fund                          (A)         2,115,081
 Kemper Dreman High Return Fund                         (A)        10,063,382
 Kemper Dreman Small Cap Value Fund                     (A)         8,663,787
 Strong Government Securities Fund                      (A)           662,620
 Founders Balanced Fund                                 (A)         1,747,995
 Invesco Value Equity Fund                              (A)         1,586,007
 AIM Constellation A Fund                               (A)         6,294,821
 Mentor Growth Portfolio                                (A)         1,229,080
 Hotchkis & Wiley Equity Income Fund                    (A)           255,538
 Franklin Balance Sheet Investment Fund                 (A)           952,800
 Scudder Global Equity Fund                             (A)         2,893,263
 Franklin Templeton 1 Fund                              (A)         5,104,270
 Fidelity Market Index Fund                             (A)         1,658,502
 Mentor Strategy Fund                                   (A)         1,772,518
                                                                 ------------

   Total mutual funds                                   (A)       155,198,001
                                                                 ------------
ASSETS HELD AT EVEREN CLEARING CORP.:**
 Self-Directed U.S. Government Account                  (A)        12,591,844
                                                                 ------------

                                                                      SCHEDULE I


EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)
DECEMBER 31, 1996
------------------------------------------------------------------------------------------------
                                                                                     Current
                     Description                                         Cost         Value
CLOSELY HELD COMMON STOCK:
 EVEREN Capital Corporation*                                          $72,298,614   $236,485,855
                                                                      -----------   ------------
OTHER INVESTMENTS:
 Loans to participants (annual interest rates range from 7% to 11%;
  maturing one to five years)                                                          1,415,688
                                                                                    ------------
TOTAL ASSETS HELD FOR INVESTMENT                                                    $405,691,388
                                                                                    ============

 * Party-in-interest.
** EVEREN Clearing Corp., a registered securities broker and dealer, is an affiliated entity. Assets held represent self-directed investments held in accounts of individual participants.

(A) Cost is not available from the accounting records of the Plan's Trustee.

                                                                     SCHEDULE II

EVEREN CAPITAL CORPORATION 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                              Purchases                                  Sales
                                                        Number of    Purchase     Number of     Sales         Cost of (1)
                                                          Shares      Price        Shares      Proceeds       Shares Sold

Kemper Money Market Portfolio                                                     17,329,790   $17,329,790
Kemper Money Market-Government Securities Portfolio    66,762,915    $66,762,915
Kemper Money Market-Government Securities Portfolio                               50,585,607    50,585,607
Munder Cash Investment Fund                            62,494,855     62,494,855
Munder Cash Investment Fund                                                       85,811,306    85,811,306
Rembrandt Money Market Fund                            62,919,710     62,919,710
Rembrandt Money Market Fund                                                       59,600,092    59,600,092



(1) The market value of assets purchased at the date of purchase was equal to the purchase price. The market value of assets sold at the date of sale was equal to the selling price. Cost of shares sold is not available from the accounting records of the Plan's Trustee.

    Reportable transactions are those individual or cumulative transactions that exceed 5% of the current value of Plan assets at the beginning of the year.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  EVEREN Capital Corporation 401(k)
                                  and Employee Stock Ownership Plan -
                                  Administrative Committee


                                  By: /s/ Richard D. Barrett
                                      -----------------------
                                      Richard D. Barrett


                                  By: /s/ Stanley R. Fallis
                                      -----------------------
                                      Stanley R. Fallis


                                  By: /s/ Steven J. Hasbrouck
                                      -----------------------
                                      Steven J. Hasbrouck


                                  By: /s/ Lawrence E. Koehler
                                      -----------------------
                                      Lawrence E. Koehler


                                  By: /s/ John K. Lane
                                      -----------------------
                                      John K. Lane


                                  By: /s/ Janet L. Reali
                                      -----------------------
                                      Janet L. Reali


                                  By: /s/ Daniel D. Williams
                                      -----------------------
                                      Daniel D. Williams

Date:  June 19, 1997